

WIND RIVER CONTACTS:
Kathleen Shanahan or Alissa Vasilevskis
Wind River
510-749-2528 or 510-749-2338
windriverpr@windriver.com
www.windriver.com

SPECTRUM CONTACTS:

Annette Colligan	Liza Aboud
Technical and Trade Media	Business Media
Phone: 604-421-5422 ext 150	Phone: 604-421-5422 ext 152
Email: annette_colligan@spectrumsignal.com	Email: liza_aboud@spectrumsignal.com

Wind River Continues to Expand the Sales Channel—Reseller Agreement Inked With Spectrum Signal Processing

Partnership Offers Application Developers Greater Access to Integrated Wind River and Spectrum Technology

Synopsis:

- This partnership represents the first true Wind River Value Added Reseller (VAR) relationship in the aerospace and defense industry.
- Partnership provides integrated platform for software defined radio and signals intelligence development applications

Alameda, CA and Burnaby, BC – April 16, 2003 – Wind River Systems, Inc. (NASDAQ: WIND), the worldwide market leader in embedded software and services, and Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), a leading provider of high performance solutions for wireless signal and packet-voice processing, today announced that they have entered into an agreement whereby Spectrum's Wireless Systems Group is a VAR of Wind River products in the Americas, Europe, and Japan. The agreement allows Spectrum to resell Tornado® development seats, VxWorks® OEM licenses, and VxWorks run time licenses when bundled with Spectrum's *flex*Comm signal processing subsystems.

The combination of Spectrum's subsystems with Wind River's industry-leading real-time operating system (RTOS) results in a joint solution that is ideal for real-time applications such as software defined radio (SDR) and communications gateways. Software defined radios require reconfigurable hardware, an applications programming interface (API) for interprocessor communications and code portability, an RTOS for scheduling, CORBA middleware to ensure interoperability, and a Software Communications Architecture Core Framework for building and tearing down the waveforms—all technologies which are now sold as an integrated solution through this reseller partnership.

"Wind River is committed to working with our partners to provide complete, integrated technology solutions that help our customers get to market faster," said Steve Blackman, aerospace & defense director of business development for Wind River. "Wind River's depth of embedded software and services, when combined with Spectrum's focus on software-defined radios and wireless infrastructure, provides the first commercial off the shelf solution ideally suited for the SDR market. Spectrum provides significant value as a channel to reach and support our customers. It is our expectation that together, Spectrum and Wind River will further penetrate the SDR and signal processing markets"

Wind River's VxWorks is the most widely adopted RTOS in the embedded industry. With a reputation for reliability, performance, flexibility, compatibility and scalability, VxWorks provides an extremely reliable runtime platform for embedded application development. In addition, VxWorks supports the POSIX-profile required for the Joint Tactical Radio System (JTRS) and other military communications programs. Wind River's Tornado is the Integrated Development Environment for VxWorks. It provides a visual, automated environment that enables developers of all experience levels to quickly and easily create applications.

"Becoming a Wind River VAR allows us to provide a more complete solution, which is consistent with our strategy of being a signal processing subsystems provider," stated Sean Howe, vice president and general manager of Spectrum's wireless systems group. "Our software architecture is a key enabler of our subsystems, and VxWorks is a critical component as the RTOS. Having the industry leading RTOS as part of our subsystem offering provides us and our customers with a competitive advantage."

Spectrum's *flex*Comm signal processing subsystems are targeted at wireless infrastructure applications such as military communications gateways, signals intelligence receivers, smart antenna, and commercial wireless prototyping. These subsystems offer unparalleled choice in combinations of signal processing devices, communications paths, and layers of software development. Spectrum's *quic*Comm API is a key element of the software stack as it enables code portability across Spectrum subsystems while providing interprocessor communications at near hardware performance. The combination of *quic*Comm and VxWorks enable a powerful multiprocessor subsystem that is optimized for real-time applications.

About Spectrum Signal Processing Inc.

Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 16 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government communications systems, satellite hubs, cellular base stations, media gateways and next-generation voice and data switches. More information on Spectrum and its *flex*Comm and aXs™ product lines is available at **www.spectrumsignal.com**.

About Wind River

Wind River is the worldwide leader in embedded software and services. It is the only company to provide market-specific embedded platforms that integrate real-time operating systems, development tools and technologies. Wind River's products and professional services are used in multiple markets including aerospace and defense, automotive, digital consumer, industrial, and network infrastructure. Wind River provides high-integrity technology and expertise that enables its customers to create superior products more efficiently. Companies from around the world turn to Wind River to create the most reliable products and to accelerate their time to market.

Founded in 1981, Wind River is headquartered in Alameda, California, with operations worldwide. To learn more, visit Wind River at http://www.windriver.com or call Wind River at 1-800-872-4977.

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Wind River Systems and the Wind River Systems logo are trademarks of Wind River Systems, Inc., and VxWorks is a registered trademark of Wind River Systems, Inc. All other names mentioned are trademarks, registered trademarks or service marks of their respective companies.

This news release contains forward-looking statements related to the Value Added Reseller agreement between Wind River, Inc. and Spectrum Signal Processing, Inc. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the status of the relationship between the two companies, timely execution of joint activities, changing market conditions and the other risks detailed from time to time in other company filings. These forward-looking statements represent the company's judgment as of the date of this release and may or may not be updated in the future.